Cardtronics, Inc.
3110 Hayes Road, Suite 300
Houston, Texas 77082
August 25, 2006
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 4561
100 F Street NE
Washington, D.C. 20549

Re:	Registration Statement on Form S-4 File No. 333-131199
Ladies and Gentlemen:
     This letter accompanies Amendment No. 2 to Form S-4 of Cardtronics, Inc. (the “Company”) with respect to an exchange offer for the Company’s 9.250% Senior Notes due 2013 (the “Senior Notes”), which were originally issued on August 15, 2005 in a Rule 144A transaction. In connection with the above-referenced Registration Statement (the “Registration Statement”), the Company hereby confirms and represents as follows:
     1. The Company is registering the exchange offer in reliance on the Staff’s position set forth in Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), Morgan Stanley & Co., Inc., SEC No-Action Letter (available June 5, 1991), and Exxon Capital Holding Corp., SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”).
     2. The Company has not entered into any arrangement or understanding with any person to distribute the exchange notes to be received in the exchange offer and, to the best of the Company’s information and belief, each person participating in the exchange offer is acquiring the exchange notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the exchange notes to be received in the exchange offer. In this regard, the Company will make each person participating in the exchange offer aware (through the prospectus or the letter of transmittal) that, if such person is tendering outstanding notes in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes, such person (i) cannot rely on the Staff position enunciated in the Exxon Capital Letter or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the exchange notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K.

     3. The Company will make each person participating in the exchange offer aware (through the prospectus or the letter of transmittal) that any broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes.
     Terms used and not otherwise defined in this letter have the meanings given such terms in the prospectus forming a part of the Registration Statement.
     If any additional supplemental information is required by the Staff, please contact the Company’s counsel, Mr. David P. Oelman, whose telephone number and mailing address are shown on the facing sheet of the S-4 Registration Statement.

Very truly yours, CARDTRONICS, INC.
By:	/s/ J. Chris Brewster
J. Chris Brewster
Chief Financial Officer